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                          December 9, 2021

       Tim Murphy
       Chief Financial Officer
       Repay Holdings Corp
       3 West Paces Ferry Road
       Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings Corp
                                                            Registration
Statement on Form S-3
                                                            Filed December 3,
2021
                                                            File No. 333-261486

       Dear Mr. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Heather M. Ducat